GAMMON GOLD INC.
(Formerly Gammon Lake Resources Inc.)

STOCK OPTION PLAN
AS AMENDED AND RESTATED ON MAY 5, 2008

1.

INTERPRETATION

1.1

Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Board” means the board of directors of the Corporation;

(b)

“Consultant” means a person, other than an employee, director or Senior Officer of the Corporation or of any Subsidiary, that:

(i)

is engaged to provide bona fide services to the Corporation or a Subsidiary, other than services provided in relation to a distribution;

(ii)

provides the services under a written contract with the Corporation or a Subsidiary; and

(iii)

spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or a Subsidiary;

and includes, for an individual consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and, for greater certainty, includes Consultants who provide outsourced or contract labour to the Corporation or a Subsidiary, and employees of such Consultants;

(c)

“Corporation” means Gammon Gold Inc.;

(d)

“Effective Date” means the date of the original adoption of this Plan by the Board, namely October 1, 1999;

(e)

“Eligible Person” means, subject to all applicable laws, any employee, Consultant, Senior Officer, or director of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(f)

“Grant Date” means, with respect to an Option, the date on which it was granted;

(g)

“Insider” means:

(i)

an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii)

an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of clause 1(g)(i) above;

(h)

“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(i)

“Participant” means an Eligible Person to whom Options have been granted;

(j)

“Plan” means this stock option plan of the Corporation;

(k)

“Senior Officer” means an “officer” as defined in Section 1(1) of the Securities Act (Ontario);

(l)

“Shares” means the common shares of the Corporation;

(m)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(n)

“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(o)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

1.2

Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3

Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.

PURPOSE

The purpose of this Plan is to:

(a)

encourage ownership of the Shares by directors, Senior Officers, Consultants and employees of the Corporation and its Subsidiaries who are primarily responsible for the management and profitable growth of the Corporation’s business;

(b)

advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c)

attract and retain valued directors, Senior Officers, Consultants and employees.

3.

ADMINISTRATION

(a)

The Plan shall be administered by the Board.  Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(i)

grant options to purchase Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(iv)

make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

(b)

The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.

SHARES SUBJECT TO PLAN

(a)

The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 25,000,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.  The maximum number of Shares which may be reserved for issuance to any one person on the exercise of Options granted under the Plan shall be 5% of the Shares outstanding on the most recent Grant Date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

(b)

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.

PARTICIPATION

Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6.

TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)

Option Price: The option price of any Shares in respect of which an Stock Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares on the Grant Date.  For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the volume-weighted average trading price of the Shares for the five trading days immediately preceding the Grant Date as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be.  If the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date. In the resolution allocating any Option, the Board may determine that the Grant Date shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), “market price” shall be deemed to be the weighted average trading price of the Shares for the five trading days immediately preceding such Grant Date as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, or, if the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the Grant Date.  The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)

Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)

Term of Option: Options may be granted under this Plan exercisable over a period not exceeding seven (7) years.  Each Option shall be subject to earlier termination as provided in subparagraph 6(f).

(d)

Vesting: The date or dates of the vesting of each Option shall be a future date or dates determined in the manner specified in the resolution of the Board granting such Option, provided that, subject to the provisions of subparagraph 6(f), no Option shall vest at a rate faster than over a period of four (4) years from its Grant Date, in equal instalments on each anniversary of such Grant Date.

(e)

Exercise of Option: Subject to the provisions contained in subparagraphs 6(f)(ii),(iii) and (v), no Option may be exercised unless the Participant is then an Eligible Person.  This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation.  Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan.  Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(f)

Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i)

the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than seven (7) years after the Grant Date;

(ii)

if the Participant’s employment with the Corporation or a Subsidiary is terminated for cause, immediately upon such termination if such Option has not vested prior to the date of such termination, and upon the expiry of three (3) months from the date of such termination if such Option has so vested;

(iii)

if the Participant of its own accord ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death, immediately on the date the Participant ceased to be an Eligible Person if such Option has not vested prior to such date, and upon the expiry of three (3) months from such date if such Option has so vested;

(iv)

if the Participant ceases to be an Eligible Person by virtue of having been dismissed without cause, other than by reason of retirement, permanent disability or death, all of the Participant’s outstanding Options shall vest immediately on the date the Participant ceased to be an Eligible Person, and such Options shall terminate upon the expiry of three (3) months from such date;

(v)

upon the expiry of three (3) months after the date of the death of the Participant during which three (3) month period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(vi)

upon the expiry of three (3) months after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which three (3) month period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such three (3) month period, then such right shall be extended to three (3) months following the date of death of the Participant and shall be exercisable only by the persons described in subparagraph 6(f)(v) hereof and only to the extent therein set forth.

(g)

Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(h)

Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading.  Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7.

ADJUSTMENTS IN SHARES SUBJECT PLAN:

(a)

Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

(b)

Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

(c)

Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d)

Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity, the Participant, if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)

Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval.  Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)

The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h)

The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph  shall be cumulative.

(i)

On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

8.

LIMITS WITH RESPECT TO INSIDERS:

(a)

The maximum number of Shares issuable to Insiders under the Plan or other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Shares at any time.

(b)

The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall not exceed 10% of the issued and outstanding Shares.

(c)

The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the issued and outstanding Shares.

(d)

Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.

FINANCIAL ASSISTANCE FOR PURPOSE OF SHARES

(a)

Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted.  Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

(b)

The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.

AMENDMENTS AND TERMINATION OF PLAN AND OPTIONS

(a)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that:

(i)

no such action shall, without the consent of the participant, in any manner adversely affect a Participant’s rights under any Option theretofore granted under the Plan;

(ii)

if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the Toronto Stock Exchange or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted.

(b)

No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

11.

EFFECTIVE DATE AND DURATION OF PLAN

Subject to paragraph 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter in accordance with the Plan.  Any amendments to the Plan shall become effective upon the approval of such amendments by the Board, subject to paragraph 12 if under the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, require shareholder approval for such amendment.  Any Options granted subsequent to the Effective Date or subsequent to the date of an amendment to the Plan but prior to the approval of the Plan or of such amendment (if required) by the shareholders of the Corporation as contemplated in paragraph 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled.  The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12.

APPROVAL OF PLAN

The establishment of the Plan, and, if required by the rules and policies of the Toronto Stock Exchange, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, any amendment to the Plan, shall be subject to approval of the shareholders of the Corporation.  All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.